UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-37403

THE STARS GROUP INC.

(Translation of registrant’s name into English)

200 Bay Street

South Tower, Suite 3205

Toronto, Ontario, Canada

M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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On April 13, 2018, in connection with the 2018 Annual and Special Meeting of Shareholders of The Stars Group Inc. (the “Company”) to be held on May 10, 2018 (the “Annual Meeting”), the Company filed on SEDAR at www.sedar.com its (i) Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated April 10, 2018 (the “2018 Information Circular”), (ii) Forms of Proxy for the Annual and Special Meeting (the “Proxies”), and (iii) Voting Instruction Forms for the Annual and Special Meeting (the “VIFs”). On the same date, the Company also issued a news release (the “Release”) announcing, among other things, details regarding the Annual Meeting and the earnings release date for its financial results for the first quarter ended March 31, 2018.

Copies of the 2018 Information Circular, Proxies, VIFs and Release are each attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: April 13, 2018	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated April 10, 2018

99.2	Forms of Proxy for the Annual and Special Meeting

99.3	Voting Instruction Forms for the Annual and Special Meeting

99.4	News Release, dated April 13, 2018